SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C   20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                        Education Management Corporation

                                (NAME OF ISSUER)

                          Common Stock, $0.01 par value

                         (TITLE OF CLASS OF SECURITIES)

                                    28139T101

                                  CUSIP NUMBER



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 28139T101

1.   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Marine Midland Bank as trustee of the Education Management Corporation Employee Stock Ownership Trust (the "Trust")

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     Not applicable.
          (A)
          (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Marine Midland Bank is a state-chartered bank organized under the laws of the State of New York.

  NUMBER OF    5.  SOLE VOTING POWER

   SHARES                0

BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY               3,562,014

    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH                 3,562,014

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,562,014

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     26.1% of 13,660,325 shares of Common Stock outstanding as of December 31, 1996

12.  TYPE OF REPORTING PERSON *
          BK and EP

The filing of this Statement on Schedule 13G is made by Marine Midland Bank, as trustee (the "Trustee") of the Education Management Corporation Employee Stock Ownership Trust (the "Trust," or the "Plan") voluntarily and does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.



Item 1(a) NAME OF ISSUER:

          Education Management Corporation

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          300 Sixth Avenue
          Pittsburg, PA  15222

Item 2(a) NAME OF PERSON FILING:

          Marine Midland Bank as trustee of the Education Management Corporation Employee Stock Ownership Trust

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          c/o Marine Midland Bank
          250 Park Avenue
          New York, New York 10177
          Attention:  Stephen J. Hartman, Jr.

Item 2(c) CITIZENSHIP:

          The Trust has been organized under the laws of the Commonwealth of Pennsylvania. The Trustee is a state chartered bank organized under the laws of the State of New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, $0.01 par value.

Item 2(d) CUSIP NUMBER:

          28139T101

Item 3    THE PERSON FILING THIS STATEMENT IS A:

          [b] [x] Bank as defined in Section 3(a)(6) of the Act.
          [f] [x] The Trust is an Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4    OWNERSHIP

          (a)  Amount Beneficially Owned:  3,562,014

          (b)  Percent of Class:  26.1%

          (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                                  0

            (ii)   shared power to vote or to direct the vote:

                               3,562,014<F1>

           (iii)   sole power to dispose or direct the disposition of:

                                   0

            (iv)   shared power to dispose or direct the disposition of:

                              3,562,014<F1>

<F1>      All 3,562,014 shares of Common Stock reported herein are held in the
          Trust established in conjunction with the Issuer's Employee Stock Ownership Plan (the "ESOP"). Under the Plan, the Trustee votes all allocated shares of Common Stock in the ESOP in accordance with the voting instructions received from participants with allocated shares. The trustee votes all unallocated shares and all shares for which voting instructions are received as directed by the ESOP Committee established by the Issuer, provided such action is consistent with ERISA. The Plan and Trust provide that the Trustee shall hold Company stock until directed by the Committee to sell it.

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Participants of the Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1997



                              Marine Midland Bank (not in its individual or corporate capacity but solely as Trustee)


                               /s/ Stephen J. Hartman, Jr.
                              Stephen J. Hartman, Jr.
                              Senior Vice President